FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein are the Registrant's Press Releases announcing (1) completion of the share purchase agreement with Discount Investment Corporation Ltd. and (2) the District Court of Tel Aviv-Jaffa has granted final approval of merger with Elbit Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: May 10, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

-*FOR IMMEDIATE RELEASE*-

ELRON ANNOUNCES COMPLETION OF SHARE PURCHASE AGREEMENT WITH DISCOUNT INVESTMENT CORPORATION LTD

Tel Aviv, May 6, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN), has announced the completion, yesterday evening, of the share purchase agreement with its controlling shareholder, Discount Investment Corporation Ltd ("DIC") pursuant to which Elron has acquired the remainder of DIC's shares held in DEP Technology Holdings Ltd. ("DEP") and DIC's rights under loans from DIC to a subsidiary of DEP in consideration for the issuance of 2,261, 843 shares of Elron (the "Share Purchase"). This follows the announcement of the approval of the Share Purchase by Elron shareholders at a special meeting held on April 28, 2002. DEP is a technology holding company which, prior to the Share Purchase, was held 33% by Elron and 67% by DIC. DEP will now become a wholly owned subsidiary of Elron.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-6075555
doron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

אלרון תעשיה אלקטרונית בע"מ
מרכז עזריאלי 3, הבניין המשולש, קומה 42, תל-אביב 67023
טלפון 03-6075555, פקס 03-6075556 www.elron.com

ELRON ELECTRONIC INDUSTRIES LTD.

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT COURT GRANTS FINAL APPROVAL OF MERGER WITH ELBIT

Tel Aviv, May 9, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN), has announced that the District Court of Tel Aviv-Jaffa has granted final approval of the merger of Elbit Ltd. (NASDAQ: ELBT) ("Elbit") with Elron in accordance with sections 350 and 351 of the Israeli Companies Law, 1999. Pursuant to the merger, Elron will issue to Elbit's shareholders (other than Elron), newly issued Elron shares, based on an exchange ratio of 0.45 Elron ordinary shares for each ordinary share of Elbit. On May 15, 2002 ("Determination Date"), at the end of trading on NASDAQ and the TASE respectively, holders of Elbit ordinary shares will be entitled to receive Elron ordinary shares. The Determination Date shall be the last day on which Elbit's shares shall be traded on NASDAQ and the TASE, respectively.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-6075555
doron@elron.net